December 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn:	Jay Williamson, Branch Chief

Holly Hunter-Ceci, Staff Attorney,

Tony Burak, Staff Accountant

Re:	Onex Falcon Direct Lending BDC Fund, et al; File No. 000-56341

Dear Mr. Williamson:

On behalf of Onex Falcon Direct Lending BDC Fund (the “Fund”), we are providing the following responses to comments received via phone from Tony Burak on November 23, 2021 and from Holly Hunter-Ceci on November 24, 2021, relating to the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021, pursuant to the Securities Exchange Act of 1934 (the “1934 Act”), through the SEC’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Item 1. Business, pp. 4-46

The Fund, pp. 4-5

Comment 1. To the extent your initial portfolio is LIBOR-based, in the initial portfolio table, please include a footnote addressing contractual fallback language associated with each loan. Also, revise to address your plans and capabilities to diligence, underwrite, and value, non-LIBOR-based variable rate loans from an investments and operations perspective.

Response: The Fund will include the following footnote addressing contractual fallback language for each of the applicable securities in its private placement memorandum:

The investment document contains fallback language that provides for a substitute index, on a basis generally consistent with market practice, intended to put the Fund in substantially the same economic position as LIBOR.

Furthermore, the Fund will add the following disclosure to its private placement memorandum and to its 10-K for the fiscal year ended December 31, 2021:

Regardless of whether SOFR or some other benchmark rate replaces LIBOR, we do not anticipate that the change will have a material impact on our ability to diligence, negotiate and price non-LIBOR based variable rate loans.

Accounting Comment

Comment 2: Since the Fund will be conducting a continuous offering, please confirm that offering costs will be accounted for as a deferred charter that is amortized over a 12-month period on a straight line basis pursuant to ASC 946-20-25-6.

Response: For accounting purposes, the Fund is operated as a continuously-offered fund, and pursuant to ASC 946-20-25-6, will amortize offering costs over a 12-month period on a straight line basis.

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Please call me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou

cc:	Holly Hunter-Ceci, Senior Counsel

Christian Sandoe, Assistant Director

Rajib Chanda, Simpson Thacher & Bartlett LLP

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